NEWS RELEASE March 17, 2006 Trading Symbol: AMM :TSX, AAU : AMEX www.almadenminerals.com

SONIC OVERBURDEN DRILLING UNDERWAY AT THE ATW DIAMOND PROJECT, CANADA

A sonic, overburden drill program is now underway on the Company’s ATW diamond project, North West Territories (“NWT”), Canada. Almaden Minerals Ltd. (“Almaden”), and Williams Creek Explorations Ltd. (“Williams Creek”) each own 37½ % interest in the project. The remaining 25% is held by Aberex Ltd. (15% working interest) and Southernera Resources Ltd. (10% working interest).

The property covers the likely source area of a significant indicator mineral train that is known to be at least 20 kilometers long. Past microprobe work on these indicator minerals identified G10 garnets and other minerals that are interpreted to have been derived from at least one kimberlitic source that is also interpreted to be at least moderately diamond-bearing (see Almaden's March 22, 2002 news release). Till sampling efforts in the past have narrowed the indicator mineral source to an area that is roughly 1 by 1.5 kilometers in size. This work was also confirmed by abrasion studies carried out on the indicator minerals, the results of which indicated a very local source for the mineral grains studied. In 2004 this reduced area was covered by electromagnetic, magnetic and gravity ground geophysical surveys. These surveys identified several subtle targets within the interpreted indicator mineral source area. A bathymetric survey of the lake bottom was completed in 2005 in this in order to give better control for the gravity results was completed in 2005. The results of this survey defined several targets, however after evaluation of the data, Almaden and Williams Creek have elected to carry out a further program of indicator mineral sampling using a sonic drill capable of penetrating the overburden in order to return a sample of basal till. The program will consist of roughly 80 holes laid out in a grid pattern designed to cover the area of the indicator train. It is hoped that this work will further define and constrain the source of the indicator mineral train to the extent that diamond drilling can later be carried out to test for kimberlite, the rock that hosts diamonds. Aurora Geosciences of Whitehorse, Yukon will supervise the work program. Morgan J. Poliquin, P.Eng. (B.C.), a qualified person under the meaning of National Instrument 43-101 and director of the company, has reviewed the technical information in this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange nor the American Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.